UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

eight ordinary shares, par value $0.000003125 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, each representing eight ordinary shares, par value $0.000003125 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Joseph C. Tsai

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 297,622,416

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 297,622,416

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 297,622,416

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 20,680,409,344 Ordinary Shares outstanding as of December 31, 2022.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Clara Wu Ming-Hua

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,280,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,280,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,280,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0% (1)

12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 20,680,409,344 Ordinary Shares outstanding as of December 31, 2022.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: APN Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 280,000,000

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 280,000,000

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 280,000,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.4% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 20,680,409,344 Ordinary Shares outstanding as of December 31, 2022.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Joe and Clara Tsai Foundation Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Island of Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 20,307,176

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 20,307,176

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,307,176

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 20,680,409,344 Ordinary Shares outstanding as of December 31, 2022.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: Parufam Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 147,385,672

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 147,385,672

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 147,385,672

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 20,680,409,344 Ordinary Shares outstanding as of December 31, 2022.

CUSIP No. 01609W102		13G

1.	Name of Reporting Persons: PMH Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 129,539,168

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 129,539,168

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 129,539,168

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6% (1)

12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 20,680,409,344 Shares outstanding as of December 31, 2022.

 STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer: Alibaba Group Holding Limited, a Cayman Islands company (the “Issuer”).

Item 1. (b).	Address of Issuer’s Principal Executive Offices: 26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong S.A.R.

Item 2(a).

Name of Person Filing:

This Amendment No. 8 to the Schedule 13G filed on February 17, 2015 (as amended, the “Schedule 13G”), as amended by Amendment No. 1 thereto filed on February 16, 2016, Amendment No. 2 thereto filed on February 14, 2017, Amendment No. 3 thereto filed on February 14, 2018, Amendment No. 4 thereto filed on February 14, 2019, Amendment No. 5 thereto filed on February 14, 2020, Amendment No. 6 thereto filed on February 16, 2021, and Amendment No. 7 thereto filed on February 14, 2022 is filed on behalf of Joseph C. Tsai and Clara Wu Ming-Hua; APN Ltd., a Cayman Islands company; Joe and Clara Tsai Foundation Limited, an Island of Guernsey company; Parufam Limited, a Bahamas corporation; and PMH Holding Limited, a British Virgin Islands company. This Amendment No. 8 to the Schedule 13G amends and restates the Schedule 13G and each item thereof in full.

Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., Joe and Clara Tsai Foundation Limited, Parufam Limited, and PMH Holding Limited are collectively referred to herein as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office:

The principal business address for each of Joseph C. Tsai and Clara Wu Ming-Hua is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

The principal business address for APN Ltd. is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

The principal business address for Joe and Clara Tsai Foundation Limited is Helvetia Court, South Esplanade, St Peter Port, Guernsey GY1 4EE.

The principal business address for Parufam Limited is Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas.

The principal business address for PMH Holding Limited is P.O. Box 173, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).

Title of Class of Securities:

American Depositary Shares (“ADS”), each representing eight Ordinary Shares, par value $0.000003125 per share (each, an “Ordinary Share”). References herein to the number of Ordinary Shares beneficially owned by the Reporting Persons may include ADS beneficially owned by such persons.

Item 2(e).	CUSIP Number: 01609W102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
All information is as of December 31, 2022. Beneficial ownership for the purposes of this Schedule 13G is defined in accordance with Rule 13d-3(a) promulgated under the Act. The beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or direct the voting of, such security; and/or (2) investment power, which includes the power to dispose of, or direct the disposition of, such security.

(a)

Beneficial Ownership

The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Joe and Clara Tsai Foundation Limited

As of December 31, 2022, the Joe and Clara Tsai Foundation Limited directly held 20,307,176 Ordinary Shares. Joseph C. Tsai has the sole power to direct voting and investment decisions with respect to the Ordinary Shares held by the Joe and Clara Tsai Foundation Limited and, accordingly, may be deemed to have beneficial ownership of the Ordinary Shares held by the Joe and Clara Tsai Foundation Limited.

APN Ltd.

As of December 31, 2022, APN Ltd. directly held 280,000,000 Ordinary Shares. As of June 2022, Joseph C. Tsai ceased to have any voting and dispositive power over the Ordinary Shares held by APN Ltd. Therefore, Joseph C. Tsai does not beneficially own the Ordinary Shares owned by APN Ltd.

Parufam Limited

As of December 31, 2022, Parufam Limited directly held 147,385,672 Ordinary Shares. Joseph C. Tsai is a director of Parufam Limited and has been granted a revocable proxy to vote the Ordinary Shares owned by Parufam Limited. Joseph C. Tsai may, therefore, have been deemed to beneficially own the Ordinary Shares owned by Parufam Limited.

PMH Holding Limited

As of December 31, 2022, PMH Holding Limited directly held 129,539,168 Ordinary Shares. Joseph C. Tsai is the sole director of PMH Holding Limited with voting and dispositive power over the Ordinary Shares owned by PMH Holding Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares. PMH Holding Limited has also granted Joseph C. Tsai a revocable proxy to vote the Ordinary Shares owned by PMH Holding Limited.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of each cover page. See also Item 4(a) above.
	(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page. See also Item 4(a) above.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page. See also Item 4(a) above.
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

The Issuer, Joseph C. Tsai, SoftBank Group Corp., each of their respective Subordinate Shareholders (as defined therein), and, solely for limited purposes, Jack Yun Ma, are parties to an Amended and Restated Voting Agreement, dated as of December 17, 2021 (the “Amended Voting Agreement”). Under the terms of the Amended Voting Agreement, so long as SoftBank Group Corp. and certain of its affiliates collectively owned 15% or more of the Issuer’s outstanding Ordinary Shares, certain obligations existed among the parties relating to the nomination of directors as well as the voting of Ordinary Shares in favor of director nominees. Prior to December 31, 2022, however, SoftBank Group Corp. and its Subordinate Shareholders ceased to collectively own at least 15% of the outstanding Ordinary Shares and, as a result, such obligations terminated.

Accordingly, the Reporting Persons believe that, to the extent they could have previously been deemed to be members of a “group” under Section 13(d) of the Act with respect to the Ordinary Shares beneficially owned by SoftBank Group Corp. and the other parties to the Amended Voting Agreement, they are no longer members of a “group” with such persons. Any future filings with respect to the Ordinary Shares will be filed, if required, by the other parties to the Amended Voting Agreement in their individual capacities.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

JOSEPH C. TSAI

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

CLARA WU MING-HUA

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

APN LTD.

By:	Ying Zhang, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

JOE AND CLARA TSAI FOUNDATION LIMITED

By:	Primary Management Limited, its director
By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

PARUFUM LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

PMH HOLDING LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ Kevin Jinwei Zhang
	Name:	Kevin Jinwei Zhang
	Title:	Attorney-in-Fact

[Signature page to Schedule 13G]

Exhibit Index

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on February 14, 2018).

Exhibit 99.2	Power of Attorney (incorporated by reference to Exhibit 99.3 of Amendment No. 7 to the Schedule 13G filed by the Reporting Persons on February 14, 2022).